UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
December 1, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 1, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Press Release

HARMONY 2008 20-F FILED WITH THE SEC
Johannesburg. Monday, December 1, 2008. Harmony Gold Mining Company Limited (“Harmony”) announces that it filed on October 29, 2008 with the U.S. Securities and Exchange Commission (“SEC”) its annual report on Form 20-F for the fiscal year ended June 30, 2008.
Harmony's 2008 20-F is available on Harmony's website (http://www.harmony.co.za) under the “Investors & media/Annual reports” section and is also available on the SEC's EDGAR system (www.sec.gov).
Harmony's shareholders and holders of Harmony's American depositary receipts may request a hard copy of the 2008 20-F, which contains the complete audited financial statements, free of charge from Harmony.
ends.
Issued by Harmony Gold Mining Company Limited
December 1, 2008
For more details contact:
Esha Brijmohan
Investor Relations Officer
on +27(0)11 411 2314
or
Graham Briggs
Chief Executive Officer
on +27(0)83 265 0274
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
For the comprehensive set of results please visit www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228